

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





07043127

DC
No Act
~~P.E. 35527~~
P.E. 12-14-06

January 17, 2007

Richard G. Schmalzl, Esq.
Graydon, Head & Ritchey LLP
P.O. Box 6464
Cincinnati, OH 45201-6464

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2007

Re: Fifth Third Bancorp
Incoming letter dated December 14, 2006

Dear Mr. Schmalzl:

This is in response to your letter dated December 14, 2006 concerning the shareholder proposal submitted to Fifth Third Bancorp by Howard B. Silverman. We also have received a letter from the proponent dated December 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 2 4 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Howard B. Silverman
1335 North Astor Street
Chicago, IL 60610-2140

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

35527

Graydon Head & Ritchey LLP

Attorneys at Law

Richard G. Schmalzl
Direct Dial: (513) 629-2828
E-Mail: rschmalzl@graydon.com

December 14, 2006

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Fifth Third Bancorp Shareholder Proposal***

Ladies and Gentlemen:

This letter is written on behalf of our client, Fifth Third Bancorp an Ohio corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") submitted to the Company by Howard B. Silverman, an individual shareholder (the "Proponent") for inclusion in the Company's proxy statement and form of proxy ("Proxy Materials") for its 2007 annual meeting of shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials on the bases set forth below. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation-Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to:

I. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

II. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders.

THE PROPOSAL

A copy of the Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The Proposal reads as follows:

www.graydon.com
Mailing Address
P.O. Box 6464
Cincinnati, Ohio 45201-6464

Cincinnati Office
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202-3157
telephone (513) 621-6464
fax (513) 651-3836

Kentucky Office
2500 Chamber Center Drive
Suite 300
Ft. Mitchell, Kentucky 41017-0070
telephone (859) 282-8800
fax (859) 525-0214

Butler/Warren Office
7759 University Drive
Suite H
West Chester, Ohio 45069
telephone (513) 755-9500
fax (513) 755-9588

> "**Resolved**, that the shareholders of Fifth Third Bancorp, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp, and the Board of Directors, within ninety days, publicly announce its progress."

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent. This letter may be considered to be an opinion of counsel as it relates to Ohio law.

ANALYSIS

I. Rule 14a-8(i)(7). The Proposal deals with matters relating to the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to exclude a shareholder proposal that deals with a matter relating to a company's ordinary business operations. The Proposal requests that the Company "immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp." The Proposal seeks consideration of "strategic alternatives," which include a number of non-extraordinary transactions. The Staff has repeatedly permitted the exclusion of stockholder proposals requesting that a company retain an investment bank to consider potential transactions that implicate both extraordinary and non-extraordinary transactions because non-extraordinary transactions are ordinary business matters. Because the Proposal implicates non-extraordinary transactions, it is excludable under Rule 14a-8(i)(7).

The Commission has provided the following guidance with regard to the application and purpose of Rule 14a-8(i)(7):

> "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the Company on a day-to-day basis that they

> could not, as a practical matter, be subject to director and shareholder oversight...The second relates to the degree to which the proposal seeks to 'micromanage' the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998).

The Proposal directs the Company to engage an investment banking firm to "evaluate strategic alternatives that could enhance shareholder value." However, enhancing the value of a corporation is one of the primary goals of the board of directors for a for-profit corporation. Similarly, monitoring and assessing the value of a Company is an ongoing responsibility of a company's board of directors. The board of directors of the Company routinely considers and implements business strategies and oversees the management of the Company, including but not limited to considering the engagement of, and engaging, third-party advisers to aid the Company to increase shareholder value. Accordingly, the decision to engage an investment banking firm should be the responsibility of the board, after consideration of all relevant factors.

Since the policy behind rule 14a-8(i)(7) "is consistent with the policy of most state corporate laws," the laws of a company's state of incorporation are useful in determining how the ordinary business exception should apply to a particular company. Release No. 34-40018 (May 21, 1998). The Company is an Ohio corporation. Section 1701.59(A) of the Ohio Revised Code provides that "except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Neither the Company's articles of incorporation nor its code of regulations limit the power of the Company's management to conduct its ordinary business under the supervision of the board of directors. In fact, Article III, Section 3 of the Code of Regulations of Fifth Third Bancorp as Amended states that the "the business, properties and affairs of the Corporation shall be managed by the Board of Directors."

Under the Ohio Revised Code, the only transactions requiring approval of both the board of directors and the Company's stockholders are mergers where the company is a target, *see* Sec. 1701.78(D); combinations or majority share acquisitions involving the issuance or transfer of the acquiring corporation of enough shares as to entitle the holders to exercise one sixth or more of the voting power of the corporation immediately after the consummation of the transaction, *see* Sec. 1701.83(A); and sales of all, or substantially all, of the Company's assets, *see* Sec. 1701.76(A)(1)(b). The Proposal does not expressly address any of these transactions and certainly does not address only such transactions.

The Proposal requires the Board of Directors to "immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate *strategic* alternatives that could enhance shareholder value *including but not limited to* a merger or outright sale..." (emphasis added). While the Proposal refers to a sale or merger of the Company as one possible alternative, it does not limit the scope of the Proposal to a sale of the Company or any other extraordinary corporate transaction. The Board could maximize shareholder value through any number of actions short of an extraordinary corporate transaction. The Proposal and its supporting statement, however, broadly encompass both extraordinary business transactions and ordinary business operations, including long-term strategic goals of the Company. Consideration of strategic alternatives to maximize shareholder value clearly is a routine matter and is incident to the Board's managerial powers under Ohio law.

Therefore, consistent with the guidance set forth in Release No. 34-40018, the Ohio Revised Code's broad grant of authority to boards of directors and management, and the Staff precedent set forth below, the Company believes that the Proposal is excludable because it concerns the engagement of an investment bank to provide general advice and does not address a specific extraordinary transaction.

With respect to stockholder proposals relating to the engagement of an investment bank, the Staff has distinguished between proposals that refer to a specific extraordinary transaction and proposals that request a company to obtain more general strategic advice. The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) with respect to proposals for retention of an independent third party for the purpose of evaluating strategic alternatives, even where some of the proposed strategic alternatives may involve extraordinary transactions.

Notably, in *Commercial National Finance Corporation* (March 20, 2006) the Staff permitted the exclusion of a proposal with substantially similar language as the Proposal. The proposal in question requested that the company retain an investment banking firm to explore all strategic alternatives which would maximize shareholder value such as a sale or a merger, and to present a long-term plan to the shareholders based on the investment bank's report. Commercial National Finance Corporation was permitted to exclude the proposal, and the Staff rejected the argument that "strategic alternatives" referred solely to extraordinary transactions. *See, also, Deckers Outdoor Corporation* (March 20, 2006) (proposal to immediately engage the services of an investment banking firm to evaluate the alternatives that could enhance shareholder value including but not limited to a merger or outright sale was excludable); *First Charter Corporation* (January 18, 2005) (proposal to retain an investment banking firm to advise about strategic alternatives which would maximize shareholder value was excludable); *BKF Capital Group* (February 27, 2004) (proposal to engage an investment banking firm to evaluate alternatives to maximize shareholder value, including a sale of the company related to both extraordinary transactions and non-extraordinary transactions and was excludable); *Medallion Financial Corp.* (May 11, 2004) (proposal that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the company was properly excluded); *Lancer Corporation* (March 13, 2002) (finding that a proposal to retain an investment bank to develop valuation of the company's shares and to explore strategic alternatives to maximize shareholder value appeared to relate to non-extraordinary transactions and was excludable); *Sears Roebuck and Co.* (February 7, 2000) (excluding a proposal requesting the company to hire a investment banker to arrange for the sale of all or parts of the company, because it appeared to relate in part to non-extraordinary transactions), *NACCO Industries* (March 29, 2000) (stating that proposal to retain an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other transaction for any or all assets of the company, appeared to relate in part to non-extraordinary transactions was excludable).

In a few instances different from the Proposal presented to the Company, the Staff denied the exclusion under Rule 14a-8(i)(7) of certain proposals that on the surface appeared to address both ordinary and extraordinary courses of action. In those cases, the Staff found that the proposal, when read together with the supporting statement, clearly focused on extraordinary business transactions. *See Temple-Inland, Inc.* (February 24, 1998) (finding that the proposal and its supporting statement focused on possible extraordinary business transactions); and *First Franklin Corporation* (February 22, 2006) (finding that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance shareholder value and to take all necessary steps to actively seek a sale or merger was not properly excludable). Therefore, those precedents are clearly not applicable to the Proposal at hand because the instant Proposal, when read together with its related supporting statement, demonstrates that the Proponent intentionally includes non-extraordinary transactions. The supporting statement relating to the Proposal focuses almost entirely on a general discussion of management's performance, turnover in management, the Company's financial performance, and return to shareholders. Such matters clearly relate primarily to ordinary business operations. On the other hand, the Proponent's supporting statement contains only one sentence in four paragraphs that even mentions a possible sale of the Company.

Because the Proposal read along with the supporting statement does not specifically and exclusively advocate one or more extraordinary corporate transactions, and is drafted in a manner that emphasizes the general exploration of strategic alternatives, it relates primarily to ordinary business matters and may be properly excluded under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(1). The Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) permits exclusion of shareholder proposals if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction." The official note to this section states "some proposals are not considered proper under state law if they would be binding on the company if approved." The Staff further elaborated that "proposals by security holders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [corporate] statute." Exchange Act Release No. 34-12999 (November 22, 1976). The Proposal seeks to require the Company to "*immediately* engage the services of a nationally recognized investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value..." (emphasis added). The language of the Proposal is not a request or recommendation to the Board, but is mandatory. As such, the Proposal is not a proper subject for action by shareholders under Ohio law, as its mandate interferes with the authority and discretion granted to the Board under the Ohio Revised Code.

The Ohio Revised Code provides that "except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." (O.R.C. Section 1701.59(A)). Because the Proposal seeks to require the Board to take action which is committed by the Ohio Revised Code to the discretion of the Board, the Proposal is not a proper subject for shareholder action under Ohio law and therefore may properly be excluded under Rule 14a-8(i)(1). *See Keystone Financial, Inc.* (March 15, 1999) (finding that a proposal worded in such a way as to bind the board in violation of corporate law may be properly omitted).

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be properly excluded as relating to ordinary business matters under Rule 14a-8(i)(7). In addition, or alternatively, the Company also believes that the Proposal may be properly omitted under Rule 14a-8(i)(1) because it is not a proper subject for shareholder action under Ohio law.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (513) 629-2828.

Very truly yours,

GRAYDON, HEAD & RITCHEY LLP



Richard G. Schmalzl, Esq.

RGS

c: Paul L Reynolds, Esq.
Howard B. Silverman (via Certified Mail)

EXHIBIT A

Fifth Third Bancorp
Shareholder Proposal

Resolved, that the shareholders of Fifth Third Bancorp, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp, and that the Board of Directors, within ninety days, publicly announce its progress.

Supporting Statement

You are urged to vote "**FOR**" this proposal.

On March 9, 2006, this shareholder wrote to the Board of Directors, suggesting three actions that the Board might take in order to enhance shareholder value, including the action that is the subject of this shareholder proposal. In that letter, this shareholder cited declining earnings, decline in the value of the company's stock, high turnover of executive management, weaknesses in internal controls, underperforming stock when compared to peers, analyst downgrades, and other negative indicators. To date, none of this shareholder's suggestions have been announced by the company as having been adopted by the Board.

In connection with the 2006 annual meeting of shareholders, Institutional Shareholder Services, a nationally recognized proxy advisory firm, recommended that shareholders withhold their votes from directors who were up for reelection, for failing to aggressively address the company's poor long-term financial performance. Their reason given for such recommendation was consistent underperformance on both an absolute and relative basis, and the lack of a demonstrated turnaround strategy. The nominees, although elected, received votes of only 75% of the shares eligible to vote at the meeting. To date, the company has not announced any turnaround strategy.

As shown in the chart in the Company's 2006 Proxy Statement, the cumulative return to shareholders over the years 2001 through 2005 was significantly lower than all comparable measurements. In fact, according to Institutional Shareholder Services, the company's one-, three-, and five-year total shareholder returns were each negative, and these returns significantly underperformed the company's peer group returns over these time periods.

In a January 2006 conference call with analysts, the Company's chief executive officer stated that at the current price level of the stock, he would not be interested in a sale of the company. It is now time for the owners of the Company to speak. Your vote "**FOR**" this proposal will tell the Board of Directors that the shareholders want to enhance the value of their holdings.

Howard B. Silverman

December 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Fifth Third Bancorp Shareholder Proposal**

Ladies and Gentlemen:

On December 14, 2006, counsel for Fifth Third Bancorp (the "Company") wrote to the Commission that it intends to omit from its Proxy Materials a Shareholder Proposal that I had submitted to the Company in accordance with Rule 14A promulgated under the Securities Exchange Act of 1934. Although a response on my part is not required, please consider this letter to be a response and a request that the Commission rule that the Shareholder Proposal is not excludable from the Company's Proxy Materials in connection with its 2007 annual meeting of shareholders.

The Proposal reads as follows:

"**Resolved,** that the shareholders of Fifth Third Bancorp, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp, and that the Board of Directors, within ninety days, publicly announce its progress."

Pursuant to the Commission's rules, enclosed herewith are six copies of this letter. In addition, a copy of this letter is being mailed to Counsel for the Company and to the Secretary of the Board of Directors of the Company.

Counsel for the Company stated two reasons for excluding the proposal:

I. Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and
II. Rule 14a-(i)(1), because the Proposal is not a proper subject for action by shareholders.

1335 North Astor Street • Chicago, Illinois 60610-2140 • Telephone: (312) 664-5978 • Fax: (312) 664-3354

ANALYSIS

It is brought to the attention of the Commission that the wording of the Proposal is substantially the same wording as in proposals that had been included in the proxy materials of other companies, and that such wording had previously been determined by the Commission to be non-excludable.

The following is in response to the arguments presented by counsel for the Company:

I. Rule 14a-8(i)(7). The Proposal deals with matters relating to the ordinary business operations of the Company.

The Proposal requests the that "the Board of Directors immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp." Please note that this proposal is made in the form of a request to the board of directors. Such request does not deal with the ordinary banking operations of the Company. Staff, in the past, has permitted such shareholder proposals to be included in proxy materials of other companies.

II. Rule 14a-8(i)(1). The Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization.

Counsel for Company is wrong when he states "the proposal seeks to require the Company to *immediately* engage the services of a nationally recognized investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value... (emphasis added)" In fact, the Proposal does not *require the Company* to take action, but rather the Proposal *requests that the Board of Directors* take certain action. As a request, even if approved by a majority of shareholders voting at the meeting, the board of directors still has the option of accepting or rejecting the request. Accordingly, such proposal is a proper subject for action by shareholders.

CONCLUSION

For the reasons set forth above, I, as proponent of the Shareholder Proposal, believe that the Proposal may not be excluded from the Company's Proxy Materials. I therefore request that the Staff inform the Company's counsel that the Proposal may not be excluded from the Company's forthcoming Proxy Materials and that the Commission will initiate enforcement action if the Company does not include the Proposal in its forthcoming Proxy Materials.

1335 North Astor Street • Chicago, Illinois 60610-2140 • Telephone: (312) 664-5978 • Fax: (312) 664-3354

Very truly yours.



Howard B. Silverman

cc: Richard G. Schmalzl, Esq., Graydon Head & Ritchey, LLP
Paul L. Reynolds, Fifth Third Bancorp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fifth Third Bancorp
Incoming letter dated December 14, 2006

The proposal requests that the board of directors immediately engage the services of an investment banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp and publicly announce its progress within ninety days.

There appears to be some basis for your view that Fifth Third Bancorp may exclude the proposal under rule 14a-8(i)(7), as relating to Fifth Third Bancorp's ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Fifth Third Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Fifth Third Bancorp relies.

Sincerely,



Rebekah J. Toton
Attorney-Adviser